UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of July 2007
Commission File Number 001-32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1 PRESS RELEASE OF THE COMPANY DATED JULY 5, 2007
EX-99.2 THE COMPANY'S NOTICE OF ANNUAL GENERAL MEETING TO ORDINARY SHAREHOLDERS, DATED JULY 3, 2007
EX-99.3 THE COMPANY'S PROXY STATEMENT FOR THE ANNUAL GENERAL MEETING OF ORDINARY SHAREHOLDERS TO BE HELD ON AUGUST 8, 2007
EX-99.4 FORM OF PROXY FOR USE BY ORDINARY SHAREHOLDERS
EX-99.5 DEPOSITARY'S NOTICE OF ANNUAL GENERAL MEETING TO HOLDERS OF ADSs, DATED JULY 4, 2007
EX-99.6 VOTING CARD FOR USE BY ADS HOLDERS

Other Events
     On or about July 5, 2007, WNS (Holdings) Limited (the “Company”) issued a press release announcing the details of its annual general meeting to be held in Jersey, Channel Islands, on Wednesday, August 8, 2007 and distributed to its shareholders a notice of the annual general meeting, the proxy statement for the annual general meeting and form of proxy. A copy of the press release, the notice of annual general meeting, the proxy statement and form of proxy are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively. A copy of the notice of the annual general meeting and voting card provided by the depositary of the Company’s American Depositary Shares (“ADSs”) to holders of ADSs are attached hereto as Exhibit 99.5 and Exhibit 99.6, respectively.
Exhibits

99.1	Press release of the Company dated July 5, 2007.
99.2	The Company’s Notice of Annual General Meeting to ordinary shareholders, dated July 3, 2007.
99.3	The Company’s Proxy Statement for the Annual General Meeting of ordinary shareholders to be held on August 8, 2007.
99.4	Form of Proxy for use by ordinary shareholders.
99.5	Depositary’s Notice of Annual General Meeting to holders of ADSs, dated July 4, 2007.
99.6	Voting card for use by ADS holders.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: July 5, 2007

WNS (HOLDINGS) LIMITED
By:	/s/ Zubin Dubash
Name:	Zubin Dubash
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of the Company dated July 5, 2007.
99.2	The Company’s Notice of Annual General Meeting to ordinary shareholders, dated July 3, 2007.
99.3	The Company’s Proxy Statement for the Annual General Meeting of ordinary shareholders to be held on August 8, 2007.
99.4	Form of Proxy for use by ordinary shareholders.
99.5	Depositary’s Notice of Annual General Meeting to holders of ADSs, dated July 4, 2007.
99.6	Voting card for use by ADS holders.